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                                                                   EXHIBIT 20

[LETTERHEAD OF APPLIED MAGNETICS]

FOR IMMEDIATE RELEASE                     Contact:  William R. Anderson
                                                    Chief Executive Officer
                                                    805\683-5353

                         APPLIED MAGNETICS CORPORATION
                     ANNOUNCES SEVERAL MAJOR DEVELOPMENTS


     GOLETA, CALIFORNIA, June 17, 1994 - APPLIED MAGNETICS CORPORATION (APM:NYSE) today announced that in response to the Company's recent losses and deteriorating financial condition, its Board of Directors and executive management have taken a number of steps which are intended to strengthen the Company's financial condition and improve its performance.

     The Company has retained Lehman Brothers Inc. as financial advisors to assist the Company in exploring a number of strategic options for maximizing shareholder value. In addition, the Company is proceeding with the establishment of additional credit facilities.

     Further, management has taken and will take a number of actions to reduce costs and conserve cash. The Company believes that its existing production capacity is adequate to support near term commitments; accordingly, near term capital expenditures will be severely restricted. The Company also expects work force reductions at a number of its facilities, including Goleta, California.

     Bill Anderson, Chief Executive Officer, stated that "These actions are being taken in order to improve the Company's ability to meet its commitments to customers and make the necessary investments in critical technologies. These steps are consistent with Applied Magnetics' goals to achieve a leadership position in cost, quality and technology to support key customer programs and ensure the Company's long-term success."

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     The Company also announced today that Dr. Richard D. Balanson had resigned as President and Chief Operating Officer. Bill Anderson will assume the additional role of President.

     Applied Magnetics Corporation, headquartered in Goleta, California, is a leading independent supplier of magnetic recording heads for both disk and tape drive applications for the worldwide data storage segment of the computer industry. Applied Magnetics' stock is listed on the New York Stock Exchange, trading under the symbol APM.

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